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                              EXHIBIT "C"



                                  CONTACT:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:

                   *BIOVAIL'S TIAZAC(R) APPROVED FOR ANGINA*

     TORONTO, Canada, February 3, 1998 - Biovail Corporation International (NYSE, TSE: BVF) today confirmed that the Food and Drug Administration (FDA) has approved the use of Tiazac(R), Biovail's branded once daily diltiazem calcium channel blocker, for the treatment of chronic stable angina. Tiazac(R) was approved by the FDA in September 1995 for the treatment of hypertension and is marketed in the U.S. by Forest Laboratories, Inc. The once-daily diltiazem market in the U.S. is in excess of $900 million.

     Eugene Melnyk, Chairman of the Board, commented, "We are very pleased that Tiazac(R) has successfully captured approximately 12% of newly dispensed prescriptions in the once-daily diltiazem market. With this added indication we are confident that Tiazac(R) is now well positioned to capture greater diltiazem market share, particularly in the managed care segment."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.